SECURITIES AND EXCHANGE COMMISSION
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BRANCH OF REGISTRATIONS AND EXAMINATIONS

06002973

SECURITIES [illegible] ION
W[illegible], D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66589

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Archipelago Brokerage Services, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago	IL.	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Salvato 312 442 7009
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 0 8 2006
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mark Salvato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Archipelago Brokerage Services L.L.C., as of December 31st, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MELISSA MENDOZA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/01/08

Notary Public

Signature

Financial / Operational Principal

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Brokerage Services, LLC

Financial Statements
and Supplemental Information

For the year ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Archipelago Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Archipelago Brokerage Services, LLC (the "Company") as of December 31, 2005, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Archipelago Brokerage Services, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young

February 10, 2006

Archipelago Brokerage Services, LLC

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 405,317
Other assets	14,645
Total assets	$ 419,962
Liabilities and Member's equity	
Liabilities:	$ –
Commitments and contingencies (Note 4)	
Member's equity	419,962
Total liabilities and Member's equity	$ 419,962

See accompanying notes.

Archipelago Brokerage Services, LLC

Statement of Operations

Year ended December 31, 2005

Revenues	$ –
Expenses	
General and administrative	20,980
Legal and professional fees	4,000
Total expenses	24,980
Net loss	$ (24,980)

See accompanying notes.

Archipelago Brokerage Services, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2005

Balance at beginning of year	$444,942
Net loss	(24,980)
Balance at end of year	$419,962

See accompanying notes.

Archipelago Brokerage Services, LLC

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (24,980)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in other assets	(14,645)
Net cash used in operating activities	(39,625)
Net decrease in cash and cash equivalents	(39,625)
Cash and cash equivalents at beginning of year	444,942
Cash and cash equivalents at end of year	$ 405,317

Supplemental schedule of cash flow information

There were no cash payments made during the year ended December 31, 2005 for interest or income taxes.

See accompanying notes.

Archipelago Brokerage Services, LLC

Notes to Financial Statements

December 31, 2005

1. Organization and Nature of Operations

Archipelago Brokerage Services, LLC, formerly Archipelago Services, LLC, (the "Company"), a Delaware limited liability company, was established on February 23, 2004. The Company is a wholly-owned subsidiary of Archipelago Holdings, Inc., (the "Parent"), a Delaware corporation. The Parent owns and operates the Archipelago Exchange ("ArcaEx") for trading of equities and the Pacific Exchange ("PCX") for trading of options.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a member of the Securities Investor Protection Corporation. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Company's intended principal activities are to provide agency brokerage services for equity options executions.

The Company clears all transactions through an affiliated broker-dealer (the "Clearing Broker") pursuant to its fully disclosed clearing agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Revenues and related expenses are accounted for on a trade date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents) approximates their carrying value.

Income Taxes

The Company is a single member limited liability company ("SMLLC") and has selected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the tax returns of income of the Parent. The Parent is subject to corporate income tax for federal, state and local purposes. Accordingly, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, for the year ended December 31, 2005.

3. Related Party Transactions

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the NASD, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the Company and to provide certain other corporate and business services. The agreement was effective June 25, 2004 and provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

4. Commitments and Contingencies

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others," which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify its clearing broker for losses that it may sustain from customer accounts introduced by the Company. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. As such, the Company has not recorded any liability related to this indemnification. The Company is unable to quantify the potential exposure related to the indemnification as it constantly fluctuates based on the number and size of the unsettled transactions outstanding and the difference between the contractual trade price and the current fair value of the stock underlying the unsettled transactions.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness.

5. Regulatory Requirements (continued)

As of December 31, 2005, the Company had net capital of $405,317 which was $400,317 in excess of its required net capital of $5,000. The ratio of the Company's aggregate indebtedness to net capital was zero.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

Under its clearing agreement with the Clearing Broker, the Company is required to maintain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2005, the Company was in compliance with all such requirements.

6. Subsequent Event

In 2005, the SEC entered an order in relation with the Parent's acquisition of PCX Holdings, Inc. and its subsidiaries which, among other things, mandated the disposition of certain businesses. On February 21, 2006, the Parent announced that it had entered into a definitive agreement to sell the Company to Order Execution Services, LLC. The agreement was executed on December 23, 2005, and is expected to close in the first quarter of 2006.

Supplemental Information

Archipelago Brokerage Services, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Net capital		
Total Member's equity		$ 419,962
Nonallowable assets, deductions and charges:		
Other assets	$14,645	
Total nonallowable assets, deductions and charges		14,645
Net capital before haircuts		405,317
Net capital		$ 405,317
Computation of aggregate indebtedness		
Total aggregate indebtedness from statement of financial condition		$ –
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 5,000
Excess net capital		$ 400,317
Ratio of aggregate indebtedness to net capital		–

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

Archipelago Brokerage Services, LLC

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Member of
Archipelago Brokerage Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Archipelago Brokerage Services, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young

February 10, 2006